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May 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Ms. Tonya Aldave
Ms. Susan Block
Mr. William Schroeder
Mr. Amit Pande

Re:	MDB Capital Holdings, LLC
Registration Statement on Form S-1
Original file date: November 10, 2022
Amendment file date: March 24, 2023
File No. 333-268318

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 6, 2023, commenting on Amendment No. 3 to the registration statement on Form S-1 (“Form S-1”) of MDB Capital Holdings, LLC (the “Company”), filed on March 24, 2023.

I am responding on behalf of the Company as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Amendment No. 3 to Registration Statement on Form S-1 General

1. We note your response to our prior comment 1 and your revised disclosure stating how many additional class A common shares you need to issue to cease being a “controlled company.” Please further disclose, assuming there are no additional class A common shares issued, what percentage of outstanding shares the controlling shareholders must keep in order to continue to control the outcome of the matters submitted to shareholders for approval. As such, please revise throughout, when you are discussing when you may no longer be a controlled company, to clarify that you will no longer be a controlled company once the selling shareholders own less than 50% of the voting control of the company. Include disclosure accompanying that statement that currently the Class B common shareholders are entitled to 5 votes per share, and when converted into Class A shares, the shares would have one vote per share. Please delete the disclosure discussing that you will remain a controlled company until you have issued and outstanding 25,000,0001 Class A shares, or balance that disclosure by also stating the number of shares you anticipate having outstanding after the offering.

Securities and Exchange Commission

May 8, 2023

Response:

The Company, in response to the comment, has changed the disclosure to indicate that the Class B Common Shares will maintain 50% of the voting control if they retain1,410,384 Class B Common Shares, assuming the sale of all the shares offered by the prospectus, no additional Class A Common Shares are issued and of the Class A Common Shares issued on conversion, none are retained by Messrs. Marlett and DiGiandomenico. We have further indicated the aggregate number of Class A Common Shares that may be outstanding after the offering, and we have retained as an alternative the number of additional Class A Common Shares that would have to be sold if there were no conversion of the Class B Common Shares.

Results of Operations

Operating Income (Loss), page 40

2. We note your disclosure on page 40 that “[t]he decrease in the realized gain on investments and the unrealized loss in 2021 became an unrealized gain in 2022 which resulted from the sales and distribution of most of the Company’s investment securities in the prior period, which was in preparation for the upcoming January 2022 business reorganization. “ Please address the following:

●	tell us in detail how the unrealized loss in 2021 became an unrealized gain in 2022,

●	revise your disclosure here and on page 39 to provide a clearer and more detailed explanation of the specific reasons for the noted changes in unrealized gain (loss) in investment securities and the realized gain (loss) on investment securities for the periods presented, and

●	considering both of these line items related to investment securities, such as Unrealized and Realized, present amounts for either gains or losses, please revise your table on page 39 to refer to “gain (loss)” in these line items, similar to that presented in the table on page 38.

Securities and Exchange Commission

May 8, 2023

Response

To address your first question, the decrease in operating loss for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by reduced investment securities activity. The unrealized loss on investment securities, net in 2021 was primarily due to the decline in the fair value of investment securities. Also, in 2021 the Company distributed most of its outstanding investment securities in preparation for the January 2022 business reorganization, hence, the associated unrealized gain on investment securities, net recognized from prior year amounting to $2,414,093 was reversed and recognized under gain on distributed investment securities.

In response to your second question, we updated our previous disclosure and have provided a more detailed explanation of the changes in unrealized gain (loss) and realized gain (loss) on investment securities for the periods presented. In 2021, the Company held a portfolio of investment securities, which experienced a decline in fair value, resulting in an unrealized loss on investments. In 2021 the Company also sold or distributed its investment securities, resulting in a realized loss on investments. Additionally, the fair value of the small portion of remaining investment securities increased, resulting in the small unrealized gain on investments in 2022.

To address the third question, we revised the table language on page 39 to reflect the amounts for gains or losses in both the realized and unrealized categories related to investment securities.

Financial Condition, page 41

3. We note your disclosure on page 41 that “[t]he increase in cash and cash equivalents was driven by the funds received from the June 2022 private placement financing, offset by an increase in overall operating expenses during the period and the movement of cash into investment securities, at amortized cost. “ We note from the comparative balance sheet presented on the page that your cash and cash equivalents balance actually decreased from December 31, 2021, to December 31, 2022. Please revise your disclosure to correctly identify the change and clarify the reason for the decrease.

Response

The reason for the decrease was the transfer of funds received from the June 2022 private placement into U.S. Treasury Bills. The decrease in cash and cash equivalents was primarily due to the Company’s strategic decision to invest idle funds into U.S. Treasury Bills and there was also increase in operating costs.

*****

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Securities and Exchange Commission

May 8, 2023

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP
Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Christopher Marlett,
Chief Executive Officer

Mo Hayat,
Chief of Entrepreneurship & Operations